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                             February 23, 2021

       Christopher Chadwick
       Chief Executive Officer
       African Gold Acquisition Corp
       322 West 52nd Street, #2322
       New York, NY 10019

                                                        Re: African Gold
Acquisition Corp
                                                            Amendment No. 3 to
Form S-1
                                                            Filed on February
19, 2021
                                                            File No. 333-251939

       Dear Mr. Chadwick:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form S-1 filed on February 19, 2021

       Principal Shareholders, page 111

   1. We note the revisions made in footnote 3 to the beneficial ownership table. Please revise to identify the natural
persons who are the ultimate control persons of the shares held by
                                                        African Gold
Acquisition Sponsor LLC.




              You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
       you have questions regarding comments on the financial statements and related matters. Please
 Christopher Chadwick
African Gold Acquisition Corp
February 23, 2021
Page 2

contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameChristopher Chadwick                   Sincerely,
Comapany NameAfrican Gold Acquisition Corp
                                                         Division of
Corporation Finance
February 23, 2021 Page 2                                 Office of Real Estate
& Construction
FirstName LastName